Press Release



CONTACT:
Jarrod Langhans
Investor Relations
Tel: (813) 313-1732
Investorrelations@cott.com

COTT REPORTS SECOND QUARTER 2017 RESULTS

(Unless stated otherwise, all second quarter 2017 comparisons are relative to the second quarter of 2016; all information is in U.S. dollars.)

TORONTO, ON and TAMPA, FL – August 3, 2017 – Cott Corporation (NYSE:COT; TSX:BCB) today announced its results for the second quarter ended July 1, 2017.

SECOND QUARTER 2017 HIGHLIGHTS

- On July 25, 2017, Cott announced the signing of a definitive agreement to sell its traditional manufacturing business to Refresco Group N.V. for $1.25 billion. The transaction includes Cott's traditional North America, U.K. and Mexico businesses but excludes the RCI International division and its associated concentrate facility as well as the Aimia Foods division in the U.K. This transaction is expected to close in the second half of 2017 and the proceeds will be used to repay indebtedness and reduce overall leverage.

- Revenue increased 33% to $1,014 million compared to $765 million.

- Gross profit increased 36% to $342 million compared to $253 million and gross margin as a percentage of revenue increased to 33.8% compared to 33.0%.

- Net cash provided by operating activities of $105 million less $40 million of capital expenditures resulted in reported free cash flow of $65 million and adjusted free cash flow of $71 million (adjusted for acquisition, integration, and other cash costs) compared to adjusted free cash flow of $55 million in the prior year, representing a $16 million or 29% improvement.

"I am pleased with the performance of our water and coffee solutions segment during the quarter as we continued to see top and bottom line growth. S&D Coffee and Tea and Eden Springs are both tracking ahead of their acquisition models and we are on track with our DS Services 2017 revenue and EBITDA improvement plan. As I look forward, I am excited about the opportunities that lie ahead to grow our water and coffee solutions businesses given the reduced leverage we will have following the announced transaction to sell our traditional business," commented Jerry Fowden, Cott's Chief Executive Officer. "As we progress towards the closing of the sale of our traditional business, our motto is business as usual and it was good to see an improved top line in our traditional business during the quarter, especially in the U.K.," continued Mr. Fowden.

Press Release

Cott

SECOND QUARTER 2017 GLOBAL PERFORMANCE

- Revenue was $1,014 million despite $18 million of foreign exchange headwinds. Revenue increased 33% (35% on a foreign exchange neutral basis) driven primarily by the additions of S&D Coffee and Tea ("S&D") and Eden Springs ("Eden") as well as growth at DS Services, offset in part by the adverse foreign exchange impact and mix shift within the traditional business.

- Gross profit increased 36% to $342 million, driven primarily by the addition of Eden and S&D, offset in part by the negative impact of foreign exchange rates and operational factors within our traditional business. Gross margin as a percentage of revenue increased to 33.8% compared to 33.0%.

- Income tax expense was $1 million compared to income tax benefit of $2 million as a result of placing valuation allowances against North American net operating losses.

- Reported net loss and net loss per diluted share were $25 million and $0.18, respectively, compared to reported net income and net income per diluted share of $7 million and $0.06, respectively. Adjusted net income and adjusted net income per diluted share (including adjustments for acquisition, integration, debt redemption and other costs) were $9 million and $0.06, respectively, compared to adjusted net income and adjusted net income per diluted share of $19 million and $0.15, respectively.

- Reported EBITDA was $82 million compared to $87 million in the prior year due primarily to net debt refinancing and redemption costs of $19 million. Adjusted EBITDA increased 13% to $122 million due primarily to the improved contributions from our water and coffee solutions segment, offset in part by $6 million of adverse foreign exchange headwinds and other operational factors within our traditional business.

- Net cash provided by operating activities of $105 million less $40 million of capital expenditures resulted in free cash flow of $65 million and adjusted free cash flow of $71 million (adjusted for acquisition, integration, and other cash costs) compared to adjusted free cash flow of $55 million in the prior year, representing a $16 million or 29% improvement.

SECOND QUARTER 2017 REPORTING SEGMENT PERFORMANCE

Water and Coffee Solutions

- Revenue increased 95% to $539 million driven primarily by the additions of S&D and Eden alongside continued revenue growth at DS Services. A detailed



breakdown is tabulated below. Gross profit increased 64% to $280 million from $171 million due primarily to the additions of Eden and S&D.

Water & Coffee Solutions
Revenue Bridge

2016 Q2 Revenue	$	275.7
S&D		153.5
Eden		104.0
DS Services		
Price/Mix		8.2
Returnable volume		1.8
Other		(0.1)
Canadian operations [1]		(1.1)
OCS/HOD PET/Retail		(3.1)
2017 Q2 Revenue	**$**	**538.9**

[1] Includes $0.6 million of unfavorable foreign exchange impact.

- o DS Services U.S. total customers grew approximately 2% and revenue increased approximately 3%.

- o Eden and S&D contributed $104 million and $154 million of revenue, respectively, in line with our acquisition models. Eden total customers grew approximately 2%. Integration and synergy capture accelerated and is now tracking ahead of plan. S&D integration continues to track in line with plan while revenues and coffee volume continue to track ahead of plan with 13% growth in coffee pounds.

Traditional Business

- Cott North America reporting segment volume was up 2% in actual cases due primarily to 33% growth in contract manufacturing and 12% growth in value added and sparkling water products which offset general market and private label declines in carbonated soft drinks and shelf stable juices.

- o Revenue was lower by 1% at $345 million due primarily to ongoing product mix shifts within the business.

Cott North America Revenue Bridge

2016 Q2 Revenue	$	349.2
Volume		7.9
Foreign exchange impact		(1.1)
Price/Mix		(11.0)
2017 Q2 Revenue	**$**	**345.0**



- o Gross profit was $46 million or 13.7% of revenue compared to $52 million or 15.1% of revenue due primarily to inventory timing and associated costs from an increase in planned maintenance performed on multiple manufacturing lines during the period, commodity inflation, and mix.

- Cott U.K. reporting segment volume was ahead of expectations and increased 1% in actual cases.

    - o Revenue also exceeded expectations and while USD reported revenue was lower by 6% relative to the prior year, local currency revenue increased by 6%. Details of the revenue drivers are tabulated below.

Cott U.K. Revenue Bridge		
2016 Q2 Revenue	$	132.3
Price/Mix		6.3
Volume		1.7
Foreign exchange impact		(15.8)
2017 Q2 Revenue	**$**	**124.5**

    - o Gross profit as a percentage of revenue was lower at 9.0% due primarily to the adverse foreign exchange impact on commodity costs, the costs of a voluntary product withdrawal during the quarter and mix. The agreed U.K. pricing changes were fully implemented by the end of the second quarter of 2017 and are expected to offset the commodity cost increases caused by the weakness of the British pound.

FREE CASH FLOW OUTLOOK

Our traditional manufacturing business will be accounted for as an asset held for sale beginning in the third quarter and all of its results from operations will be presented as discontinued operations and excluded from our operating income and operating cash flow. Until the sale of the traditional manufacturing business closes and we repay certain outstanding indebtedness, interest expense associated with debt to be redeemed may be incorporated into our operating results. This accounting methodology will impact our 2017 and possibly 2018 reported results.

Assuming that the sale of our traditional manufacturing business closes as expected, we are targeting full year 2019 cash flow provided by operations of approximately $265 to $270 million and capital expenditures of $115 to $120 million, resulting in adjusted free cash flow of approximately $150 million (when excluding acquisition, integration and other cash costs).



Press Release

SECOND QUARTER 2017 RESULTS CONFERENCE CALL

Cott Corporation will host a conference call today, August 3, 2017, at 10:00 a.m. ET, to discuss second quarter results, which can be accessed as follows:

North America: (888) 231-8191
International: (647) 427-7450
Conference ID: 50669182

A live audio webcast will be available through Cott's website at http://www.cott.com. The earnings conference call will be recorded and archived for playback on the investor relations section of the website for a period of two weeks following the event.

ABOUT COTT CORPORATION

Cott is a diversified beverage company with a leading volume-based national presence in the North America and European home and office bottled water delivery industry, a leader in custom coffee roasting and blending of iced tea for the U.S. foodservice industry, and a leader in the production of beverages on behalf of retailers, brand owners, and distributors. Our platform reaches over 2.3 million customers or delivery points across North America and Europe supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors. This enables us to efficiently service residences, businesses, restaurant chains, hotels and motels, small and large retailers, and healthcare facilities.

Non-GAAP Measures

To supplement its reporting of financial measures determined in accordance with GAAP, Cott utilizes certain non-GAAP financial measures. Cott excludes from GAAP revenue the impact of foreign exchange to separate the impact of this factor from Cott's results of operations. Cott utilizes adjusted net income (loss), adjusted income (loss) per diluted share, and EBITDA and adjusted EBITDA on a global basis to separate the impact of certain items from the underlying business. Because Cott uses these adjusted financial results in the management of its business, management believes this supplemental information is useful to investors for their independent evaluation and understanding of Cott's underlying business performance and the performance of its management. Additionally, Cott supplements its reporting of net cash provided by operating activities determined in accordance with GAAP by excluding additions to property, plant and equipment to present free cash flow, and by excluding acquisition, integration, and other cash costs to present adjusted free cash flow, which management believes provides useful information to investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, making strategic acquisitions, paying dividends, and strengthening the balance sheet. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, Cott's financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement reflect management's judgment of particular items, and


may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 conveying management's expectations as to the future based on plans, estimates and projections at the time Cott makes the statements. Forward-looking statements involve inherent risks and uncertainties and Cott cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this press release include, but are not limited to, statements related to the use of proceeds in the sale of our traditional business to Refresco, the completion of the transaction on the terms proposed, the anticipated timing of the transaction, the potential impact the acquisition will have on Cott and related matters, the execution of our strategic priorities, future financial and operating trends and results and related matters. The forward-looking statements are based on assumptions regarding management's current plans and estimates. Management believes these assumptions to be reasonable but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this press release include, among others: our and Refresco's ability to complete the transaction on the anticipated terms and schedule, including the ability to obtain Refresco shareholder and regulatory approvals; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; the risk that disruptions from the transaction will harm Cott's business; and the effect of economic, competitive, legal, governmental and technological factors on Cott's business; our ability to compete successfully in the markets in which we operate; changes in consumer tastes and preferences for existing products and our ability to develop and timely launch new products that appeal to such changing consumer tastes and preferences; a loss of or a reduction in business in our traditional business with key customers, particularly Walmart; consolidation of retail customers; fluctuations in commodity prices and our ability to pass on increased costs to our customers or hedge against such rising costs, and the impact of those increased prices on our volumes; our ability to manage our operations successfully; our ability to fully realize the potential benefit of acquisitions or other strategic opportunities that we pursue; our ability to realize the revenue and cost synergies of recent acquisitions because of integration difficulties and other challenges; the limited nature of our indemnification rights under the acquisition agreements for our recent acquisitions; the incurrence of substantial indebtedness to finance our recent acquisitions; significant one-time transaction costs in connection with our recent acquisitions; our exposure to intangible asset risk; currency fluctuations that adversely affect the exchange between the U.S. dollar and the British pound sterling, the Euro, the Canadian dollar, the Mexican peso and other currencies; our ability to maintain favorable arrangements and relationships with our suppliers; our substantial indebtedness and our ability to meet our obligations under our debt agreements, and risks of further increases to our indebtedness; our ability



to maintain compliance with the covenants and conditions under our debt agreements; fluctuations in interest rates, which could increase our borrowing costs; credit rating changes; the impact of global financial events on our financial results; our ability to fully realize the expected cost savings and/or operating efficiencies from our restructuring activities; any disruption to production at our beverage concentrates or other manufacturing facilities; our ability to maintain access to our water sources; our ability to protect our intellectual property; compliance with product health and safety standards; liability for injury or illness caused by the consumption of contaminated products; liability and damage to our reputation as a result of litigation or legal proceedings; changes in the legal and regulatory environment in which we operate; the impact of proposed taxes on soda and other sugary drinks; enforcement of compliance with the Ontario Environmental Protection Act; the seasonal nature of our business and the effect of adverse weather conditions; the impact of national, regional and global events, including those of a political, economic, business and competitive nature; our ability to recruit, retain, and integrate new management; our ability to renew our collective bargaining agreements on satisfactory terms; disruptions in our information systems; our ability to securely maintain our customers' confidential or credit card information, or other private data relating to our employees or our company; our ability to maintain our quarterly dividend; our ability to adequately address the challenges and risks associated with our international operations and address difficulties in complying with laws and regulations including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010; and our ability to use net operating losses to offset future taxable income.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott's Annual Report on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the securities commissions. Cott does not undertake to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Website: www.cott.com



COTT CORPORATION   **EXHIBIT 1**
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
Unaudited

	For the Three Months Ended		For the Six Months Ended	
	July 1, 2017	**July 2, 2016**	**July 1, 2017**	**July 2, 2016**
Revenue, net	$ **1,014.1**	$ 765.0	$ **1,910.5**	$ 1,463.4
Cost of sales	**671.8**	512.4	**1,257.6**	996.8
Gross profit	**342.3**	252.6	**652.9**	466.6
Selling, general and administrative expenses	**299.7**	202.1	**590.8**	399.1
Loss on disposal of property, plant & equipment, net	**4.0**	2.2	**5.4**	3.1
Acquisition and integration expenses	**8.0**	11.7	**15.3**	13.1
Operating income	**30.6**	36.6	**41.4**	51.3
Other expense, net	**18.2**	3.0	**26.6**	0.8
Interest expense, net	**33.3**	27.0	**69.0**	54.8
(Loss) income before income taxes	**(20.9)**	6.6	**(54.2)**	(4.3)
Income tax expense (benefit)	**1.4**	(2.3)	**2.5**	(11.8)
Net (loss) income	$ **(22.3)**	$ 8.9	$ **(56.7)**	$ 7.5
Less: Net income attributable to non-controlling interests	**2.3**	1.5	**4.3**	2.9
Net (loss) income attributed to Cott Corporation	$ **(24.6)**	$ 7.4	$ **(61.0)**	$ 4.6
Net (loss) income per common share attributed to Cott Corporation				
Basic	$ **(0.18)**	$ 0.06	$ **(0.44)**	$ 0.04
Diluted	$ **(0.18)**	$ 0.06	$ **(0.44)**	$ 0.04
Weighted average common shares outstanding (in thousands)				
Basic	**139.0**	123.2	**138.9**	118.3
Diluted	**139.0**	124.2	**138.9**	119.0
Dividends declared per common share	$ **0.06**	$ 0.06	$ **0.12**	$ 0.12

Press Release



COTT CORPORATION   **EXHIBIT 2**
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars, except share amounts, U.S. GAAP)
Unaudited

	July 1, 2017	December 31, 2016
ASSETS		
Current assets		
Cash & cash equivalents	$ 123.2	$ 118.1
Accounts receivable, net of allowance	486.7	403.9
Inventories	324.6	301.4
Prepaid expenses and other current assets	37.6	29.8
Total current assets	972.1	853.2
Property, plant & equipment, net	935.8	929.9
Goodwill	1,217.6	1,175.4
Intangible assets, net	951.3	939.7
Deferred tax assets	1.5	0.2
Other long-term assets, net	39.3	41.3
Total assets	$ 4,117.6	$ 3,939.7
LIABILITIES AND EQUITY		
Current liabilities		
Short-term borrowings	$ 255.0	$ 207.0
Current maturities of long-term debt	6.6	5.7
Accounts payable and accrued liabilities	711.3	597.4
Total current liabilities	972.9	810.1
Long-term debt	2,038.2	1,988.0
Deferred tax liabilities	164.1	157.8
Other long-term liabilities	112.9	110.0
Total liabilities	3,288.1	3,065.9
Equity		
Common shares, no par - 139,031,856 (December 31, 2016 - 138,591,100)		
shares issued	912.0	909.3
Additional paid-in-capital	61.4	54.2
(Accumulated deficit) retained earnings	(54.8)	22.9
Accumulated other comprehensive loss	(96.9)	(117.9)
Total Cott Corporation equity	821.7	868.5
Non-controlling interests	7.8	5.3
Total equity	829.5	873.8
Total liabilities and equity	$ 4,117.6	$ 3,939.7

Press Release



COTT CORPORATION   **EXHIBIT 3**
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended		For the Six Months Ended	
	July 1, 2017	July 2, 2016	July 1, 2017	July 2, 2016
Operating Activities				
Net (loss) income	$ (22.3)	$ 8.9	$ (56.7)	$ 7.5
Depreciation & amortization	69.7	53.5	134.1	106.0
Amortization of financing fees	1.3	1.3	2.9	2.5
Amortization of senior notes premium	(1.2)	(1.5)	(2.8)	(2.9)
Share-based compensation expense	6.1	3.8	10.9	6.2
Benefit for deferred income taxes	(0.2)	(2.1)	(0.7)	(13.4)
Unrealized commodity hedging loss (gain), net	0.4	-	(1.5)	-
Loss on extinguishment of debt, net	18.6	-	28.7	-
Loss on disposal of property, plant & equipment, net	4.0	2.2	5.4	3.1
Other non-cash items	(2.8)	2.6	(4.8)	0.9
Change in operating assets and liabilities, net of acquisitions:				
Accounts receivable	(49.4)	(25.7)	(63.4)	(47.4)
Inventories	8.9	4.6	(17.7)	1.3
Prepaid expenses and other current assets	3.1	(3.4)	(5.7)	(7.2)
Other assets	4.0	(1.2)	4.5	1.2
Accounts payable and accrued liabilities, and other liabilities	64.7	44.6	68.0	11.1
Net cash provided by operating activities	104.9	87.6	101.2	68.9
Investing Activities				
Acquisitions, net of cash received	(39.2)	(1.8)	(44.2)	(46.2)
Additions to property, plant & equipment	(40.4)	(33.2)	(81.0)	(62.7)
Additions to intangible assets	(3.0)	(1.0)	(5.8)	(3.3)
Proceeds from sale of property, plant & equipment and sale-leasebacks	14.9	0.2	19.0	2.9
Other investing activities	0.2	(2.8)	0.4	(2.8)
Net cash used in investing activities	(67.5)	(38.6)	(111.6)	(112.1)
Financing Activities				
Payments of long-term debt	(524.5)	(0.4)	(727.8)	(1.5)
Issuance of long-term debt	-	-	750.0	-
Borrowings under ABL	685.7	123.9	1,458.6	621.1
Payments under ABL	(576.6)	(187.7)	(1,410.8)	(746.0)
Premiums and costs paid upon extinguishment of long-term debt	(22.0)	-	(29.2)	-
Financing fees	(1.7)	-	(11.1)	-
Distributions to non-controlling interests	(0.9)	(1.0)	(1.8)	(3.3)
Issuance of common shares	0.3	220.1	0.8	364.2
Common shares repurchased and cancelled	-	-	(1.8)	(1.1)
Dividends paid to common shareowners	(8.3)	(7.4)	(16.7)	(14.7)
Other financing activities	0.4	-	0.9	-
Net cash (used in) provided by financing activities	(447.6)	147.5	11.1	218.7
Effect of exchange rate changes on cash	2.9	(2.1)	4.4	(3.1)
Net (decrease) increase in cash & cash equivalents	(407.3)	194.4	5.1	172.4
Cash & cash equivalents, beginning of period	530.5	55.1	118.1	77.1
Cash & cash equivalents, end of period	$ 123.2	$ 249.5	$ 123.2	$ 249.5

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COTT CORPORATION
SEGMENT INFORMATION
(in millions of U.S. dollars)
Unaudited

EXHIBIT 4

For the Three Months Ended July 1, 2017

(in millions of U.S. dollars)	Water & Coffee Solutions		Cott North America		Cott U.K.		All Other		Corporate		Elimination		Total	
Revenue, net														
Private label retail	$	23.5	$	268.1	$	54.4	$	0.8	$	-	$	(0.4)	$	346.4
Branded retail		20.3		24.1		40.3		1.1		-		(0.5)		85.3
Contract packaging		-		45.7		24.9		3.3		-		(2.3)		71.6
Home and office bottled water delivery		256.6		-		-		-		-		-		256.6
Coffee and tea services		173.8		-		0.7		-		-		-		174.5
Concentrate and other		64.7		7.1		4.2		6.9		-		(3.2)		79.7
Total	$	538.9	$	345.0	$	124.5	$	12.1	$	-	$	(6.4)	$	1,014.1
Gross Profit [1]	$	280.4	$	46.4	$	11.2	$	4.3	$	-	$	-	$	342.3
Gross Margin % [2]		52.0%		13.7%		9.0%		35.5%		-		-		33.8%
Operating income (loss)	$	26.4	$	9.1	$	2.2	$	1.9	$	(9.0)	$	-	$	30.6
Depreciation and Amortization	$	47.0	$	17.8	$	4.8	$	0.1	$	-	$	-	$	69.7

For the Three Months Ended July 2, 2016

(in millions of U.S. dollars)	Water & Coffee Solutions		Cott North America		Cott U.K.		All Other		Corporate		Elimination		Total	
Revenue, net														
Private label retail	$	20.7	$	280.9	$	54.9	$	1.1	$	-	$	(0.3)	$	357.3
Branded retail		22.9		24.8		41.2		1.0		-		(0.4)		89.5
Contract packaging		-		35.7		31.0		5.0		-		(2.5)		69.2
Home and office bottled water delivery		177.2		-		-		-		-		-		177.2
Coffee and tea services		30.0		-		0.8		-		-		-		30.8
Concentrate and other		24.9		7.8		4.4		7.7		-		(3.8)		41.0
Total	$	275.7	$	349.2	$	132.3	$	14.8	$	-	$	(7.0)	$	765.0
Gross Profit [1]	$	170.8	$	51.8	$	24.1	$	5.9	$	-	$	-	$	252.6
Gross Margin % [2]		62.0%		15.1%		18.2%		39.9%		-		-		33.0%
Operating income (loss)	$	17.8	$	18.4	$	11.7	$	3.4	$	(14.7)	$	-	$	36.6
Depreciation and Amortization	$	29.3	$	18.6	$	5.4	$	0.2	$	-	$	-	$	53.5

For the Six Months Ended July 1, 2017

(in millions of U.S. dollars)	Water & Coffee Solutions		Cott North America		Cott U.K.		All Other		Corporate		Elimination		Total	
Revenue, net														
Private label retail	$	44.9	$	508.7	$	92.7	$	1.7	$	-	$	(0.8)	$	647.2
Branded retail		39.4		46.7		69.8		2.0		-		(0.9)		157.0
Contract packaging		-		76.8		46.7		6.3		-		(4.2)		125.6
Home and office bottled water delivery		485.7		-		-		-		-		-		485.7
Coffee and tea services		339.4		-		1.3		-		-		-		340.7
Concentrate and other		125.0		13.9		8.2		13.6		-		(6.4)		154.3
Total	$	1,034.4	$	646.1	$	218.7	$	23.6	$	-	$	(12.3)	$	1,910.5
Gross Profit [1]	$	542.8	$	79.6	$	22.3	$	8.2	$	-	$	-	$	652.9
Gross Margin % [2]		52.5%		12.6%		10.2%		34.7%		-		-		34.2%
Operating income (loss)	$	41.3	$	10.2	$	2.2	$	3.5	$	(15.8)	$	-	$	41.4
Depreciation and Amortization	$	88.6	$	35.6	$	9.6	$	0.3	$	-	$	-	$	134.1

For the Six Months Ended July 2, 2016

(in millions of U.S. dollars)	Water & Coffee Solutions		Cott North America		Cott U.K.		All Other		Corporate		Elimination		Total	
Revenue, net														
Private label retail	$	37.6	$	529.4	$	105.6	$	1.6	$	-	$	(0.7)	$	673.5
Branded retail		47.2		51.6		77.4		1.8		-		(0.7)		177.3
Contract packaging		-		67.1		59.3		9.7		-		(4.6)		131.5
Home and office bottled water delivery		339.2		-		-		-		-		-		339.2
Coffee and tea services		61.5		-		1.6		-		-		-		63.1
Concentrate and other		47.5		14.4		9.0		15.3		-		(7.4)		78.8
Total	$	533.0	$	662.5	$	252.9	$	28.4	$	-	$	(13.4)	$	1,463.4
Gross Profit [1]	$	325.2	$	86.7	$	43.8	$	10.9	$	-	$	-	$	466.6
Gross Margin % [2]		61.0%		13.4%		17.3%		38.4%		-		-		31.9%
Operating income (loss)	$	23.5	$	19.0	$	21.6	$	5.9	$	(18.7)	$	-	$	51.3
Depreciation and Amortization	$	57.7	$	36.9	$	10.9	$	0.5	$	-	$	-	$	106.0

[1] Gross profit from external revenues.

[2] Cott North America gross margin relative to external revenues.



COTT CORPORATION   **EXHIBIT 5**
SUPPLEMENTARY INFORMATION - NON-GAAP - Analysis of Revenue by Reporting Segment
Unaudited

	For the Three Months Ended					
(in millions of U.S. dollars, except percentage amounts)	**July 1, 2017**					
	Water & Coffee Solutions	**Cott North America**	**Cott U.K.**	**All Other**	**Elimination**	**Cott [1]**
Change in revenue	$ 263.2	$ (4.2)	$ (7.8)	$ (2.7)	$ 0.6	$ 249.1
Impact of foreign exchange [2]	0.6	1.1	15.8	0.2	-	17.7
Change excluding foreign exchange	$ 263.8	$ (3.1)	$ 8.0	$ (2.5)	$ 0.6	$ 266.8
Percentage change in revenue	95.5%	-1.2%	-5.9%	-18.2%	-8.6%	32.6%
Percentage change in revenue excluding foreign exchange	95.7%	-0.9%	6.0%	-16.9%	-8.6%	34.9%

	For the Six Months Ended					
(in millions of U.S. dollars, except percentage amounts)	**July 1, 2017**					
	Water & Coffee Solutions	**Cott North America**	**Cott U.K.**	**All Other**	**Elimination**	**Cott[1]**
Change in revenue	$ 501.4	$ (16.4)	$ (34.2)	$ (4.8)	$ 1.1	$ 447.1
Impact of foreign exchange[2]	0.1	0.2	30.2	0.6	-	31.1
Change excluding foreign exchange	$ 501.5	$ (16.2)	$ (4.0)	$ (4.2)	$ 1.1	$ 478.2
Percentage change in revenue	94.1%	-2.5%	-13.5%	-16.9%	-8.2%	30.6%
Percentage change in revenue excluding foreign exchange	94.1%	-2.4%	-1.6%	-14.8%	-8.2%	32.7%

[1] Cott includes the following reporting segments: Water & Coffee Solutions, Cott North America, Cott U.K. and All Other.

[2] Impact of foreign exchange is the difference between the current period revenue translated utilizing the current period average foreign exchange rates less the current period revenue translated utilizing the prior period average foreign exchange rates.

Press Release



COTT CORPORATION   EXHIBIT 6

**SUPPLEMENTARY INFORMATION - NON-GAAP - EARNINGS BEFORE INTEREST,
TAXES, DEPRECIATION & AMORTIZATION
(EBITDA)
(in millions of U.S. dollars)**
Unaudited

	For the Three Months Ended		For the Six Months Ended	
	July 1, 2017	**July 2, 2016**	**July 1, 2017**	**July 2, 2016**
Net (loss) income attributed to Cott Corporation	$ **(24.6)**	$ 7.4	$ **(61.0)**	$ 4.6
Interest expense, net	**33.3**	27.0	**69.0**	54.8
Income tax expense (benefit)	**1.4**	(2.3)	**2.5**	(11.8)
Depreciation & amortization	**69.7**	53.5	**134.1**	106.0
Net income attributable to non-controlling interests	**2.3**	1.5	**4.3**	2.9
EBITDA	$ **82.1**	$ 87.1	$ **148.9**	$ 156.5
Acquisition and integration costs [1, 3]	**8.0**	11.7	**15.3**	13.1
Share-based compensation expense [2, 4]	**5.5**	3.6	**9.1**	5.6
Inventory step-up [5]	**-**	-	**-**	0.5
Unrealized commodity hedging loss (gain), net [6]	**0.4**	0.1	**(1.5)**	0.1
Foreign exchange and other (gains) losses, net [7]	**(0.3)**	2.2	**(1.7)**	(0.4)
Loss on disposal of property, plant & equipment, net [8]	**4.1**	2.2	**5.9**	3.1
Loss on extinguishment of long-term debt, net [9]	**18.6**	-	**28.7**	-
Other adjustments [10]	**3.9**	1.6	**5.7**	2.9
Adjusted EBITDA	$ **122.3**	$ 108.5	$ **210.4**	$ 181.4

[1] Includes $0.6 million and $1.8 million of share-based compensation costs for the three and six months ended July 1, 2017, respectively, related to awards granted in connection with the acquisition of our S&D and Eden businesses and $0.2 million and $0.6 million of share-based compensation costs for the three and six months ended July 2, 2016, respectively, related to awards granted in connection with the acquisition of our DSS business.

[2] Effective January 1, 2017, share-based compensation expense, as a part of annual compensation packages, is included in adjustments to EBITDA, and prior periods presented have been updated to incorporate the change. This determination is based upon a review of peer companies and business practice among entities undergoing transformation within their operations.

	Location in Consolidated Statements of Operations	For the Three Months Ended		For the Six Months Ended	
		July 1, 2017	**July 2, 2016**	**July 1, 2017**	**July 2, 2016**
		(Unaudited)		(Unaudited)	
[3] Acquisition and integration costs, net	Acquisition and integration expenses	$ 8.0	$ 11.7	$ 15.3	$ 13.1
[4] Share-based compensation expense	Selling, general and administrative expenses	5.5	3.6	9.1	5.6
[5] Inventory step-up	Cost of sales	-	-	-	0.5
[6] Unrealized commodity hedging gain, net	Cost of sales	0.4	0.1	(1.5)	0.1
[7] Foreign exchange and other gains, net	Other expense (income), net	(0.3)	2.2	(1.7)	(0.4)
[8] Loss on disposal of property, plant & equipment, net	Loss on disposal of property, plant & equipment, net	4.1	2.2	5.9	3.1
[9] Loss on extinguishment of long-term debt, net	Other expense (income), net	18.6	-	28.7	-
[10] Other adjustments	Revenue, net	0.6	-	0.6	-
	Cost of sales	0.8	-	0.8	-
	Selling, general and administrative expenses	2.5	0.2	4.3	1.5
	Other expense (income), net	-	1.4	-	1.4



COTT CORPORATION   **EXHIBIT 7**
SUPPLEMENTARY INFORMATION - NON-GAAP - FREE CASH FLOW AND
ADJUSTED FREE CASH FLOW
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended			
	July 1, 2017		**July 2, 2016**	
Net cash provided by operating activities	$	**104.9**	$	87.6
Less: Additions to property, plant, and equipment		**(40.4)**		(33.2)
Free Cash Flow	$	**64.5**	$	54.4
Plus:				
Acquisition and integration cash costs		**6.6**		0.8
Adjusted Free Cash Flow	$	**71.1**	$	55.2

	For the Six Months Ended			
	July 1, 2017		**July 2, 2016**	
Net cash provided by operating activities	$	**101.2**	$	68.9
Less: Additions to property, plant, and equipment	$	**(81.0)**		(62.7)
Free Cash Flow	$	**20.2**	$	6.2
Plus:				
Acquisition and integration cash costs		**12.3**		1.9
Adjusted Free Cash Flow	$	**32.5**	$	8.1

Press Release



COTT CORPORATION   EXHIBIT 8
SUPPLEMENTARY INFORMATION - NON-GAAP - ADJUSTED NET INCOME (LOSS)
(in millions of U.S. dollars, except share and per share amounts)
Unaudited

| | For the Three Months Ended | | For the Six Months Ended | |
	July 1, 2017	July 2, 2016	July 1, 2017	July 2, 2016
Net (loss) income attributed to Cott Corporation	$ **(24.6)**	$ 7.4	$ **(61.0)**	$ 4.6
Acquisition and integration costs	**8.0**	11.7	**15.3**	13.1
Inventory step-up	**-**	-	**-**	0.5
Unrealized commodity hedging loss (gain), net	**0.4**	0.1	**(1.5)**	0.1
Foreign exchange and other (gains) losses, net	**(0.3)**	2.2	**(1.7)**	(0.4)
Loss on disposal of property, plant & equipment, net	**4.1**	2.2	**5.9**	3.1
Loss on extinguishment of long-term debt, net	**18.6**	-	**28.7**	-
Other adjustments[1]	**3.9**	1.6	**6.5**	2.9
Adjustments for tax effect [2]	**(1.1)**	(6.4)	**(1.7)**	(7.1)
Adjusted net income (loss) attributed to Cott Corporation	$ **9.0**	$ 18.8	$ **(9.5)**	$ 16.8
Adjusted net income (loss) per common share attributed to Cott Corporation				
Basic	$ **0.06**	$ 0.15	$ **(0.07)**	$ 0.14
Diluted	$ **0.06**	$ 0.15	$ **(0.07)**	$ 0.14
Weighted average common shares outstanding (millions)				
Basic	**139.0**	123.2	**138.9**	118.3
Diluted	**140.2**	124.2	**138.9**	119.0

[1] Includes $0.8 million of interest expense for the six months ended July 1, 2017 related to the debt refinancing of our 2020 Notes.

[2] Reflects tax effect of adjustments at the statutory tax rate within the applicable tax jurisdiction.

Cott

WATER & COFFEE SOLUTIONS REPORTING SEGMENT **EXHIBIT 9**
SUPPLEMENTARY INFORMATION - REVENUE
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended				
	July 1, 2017			July 2, 2016	
	DSS [1]	Eden + S&D	Water & Coffee Solutions	DSS [1]	
Revenue, net	$ 281.4	$ 257.5	$ 538.9	$	275.7

	For the Six Months Ended				
	July 1, 2017			July 2, 2016	
	DSS [2]	Eden + S&D	Water & Coffee Solutions	DSS [2]	
Revenue, net	$ 544.6	$ 489.8	$ 1,034.4	$	533.0

[1] Includes $15.7 million and $16.8 million of Canadian operations revenue for the three months ended July 1, 2017 and July 2, 2016, respectively.

[2] Includes $30.1 million and $31.0 million of Canadian operations revenue for the six months ended July 1, 2017 and July 2, 2016, respectively.